Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 4, 2003

TECHNIP-COFLEXIP
(Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES
SUMMARY OF THE ANNUAL ORDINARY GENERAL MEETING OF SHAREHOLDERS HELD ON APRIL 3, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP
Dated: April 4, 2003

	By:	/s/Christopher Welton

Christopher Welton Investor Relations Officer

PRESS RELEASE	Paris, April 4, 2003

SUMMARY OF THE ANNUAL ORDINARY GENERAL MEETING OF
SHAREHOLDERS HELD ON APRIL 3, 2003

The annual ordinary general meeting of shareholders of Technip-Coflexip (NYSE: TKP and EURONEXT: 13170) held on April 3, 2003 approved the financial statements and the consolidated financial statements for the fiscal year ended December 31, 2002. The shareholders also approved payment of a dividend of 3.30 euros per share (with a tax credit of 1.65 euros for individual and corporate shareholders benefiting from a tax credit rate of 50%) to be paid in cash on April 17, 2003.

During the presentation of the results and activities of the Group, Mr. Daniel Valot, Chairman of the Management Board, noted that, based on preliminary estimates, the order intake during the first quarter of 2003 was approximately 1.4 billion euros. In addition, contracts signed but not yet entered into the backlog (“pre-backlog”) totalled approximately 800 million euros at the end of the first quarter of 2003.

At the end of the meeting, Mr. Pierre Marie Valentin’s mandate as Chairman of the Supervisory Board expired. Tribute was paid to Mr. Valentin for his eminent contribution to the French oil services industry over the past two decades. As stipulated by company by-laws, the chairmanship of the Supervisory Board is currently assumed on a temporary basis by Mr. Jacques Deyirmendjian, Vice-Chairman of the Supervisory Board. Mr. Deyirmendjian will therefore preside over the combined general assembly which will be reconvened on second notice on Friday, April 11, 2003.

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With a workforce of about 19,000, Technip-Coflexip ranks among the top five in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (Euronext: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

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Press Relations
Sylvie Hallemans	Tel. +33 (0) 1 47 78 34 85 E-mail: shallemans@technip-coflexip.com

Investor and Analyst Relations
Christopher Welton David-Alexandre Guez	Tel. +33 (0) 1 55 91 88 27 E-mail: cwelton@technip-coflexip.com Tel. +33 (0) 1 47 78 27 85 E-mail: daguez@technip-coflexip.com

Internet:	http://www.technip-coflexip.com